UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Extraordinary General Meeting

BANCO SANTANDER (BRASIL) S.A.
Management Proposal

July 02, 2026 – 3:00 P.M.

SUMMARY

1. Message from the Board of Directors	3
2. Call Notice	4
3. Shareholder participation in the EGM	6
4. Matters to be deliberated at the EGM	10
ANNEX I: MODEL POWER OF ATTORNEY	12
ANNEX II: PROPOSAL FOR ELECTION OF MEMBER TO THE BOARD OF DIRECTORS	39

1. Message from the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, Santander Brasil shareholder, to participate in our Extraordinary General Meeting ("EGM"), to be held on July 02, 2026, at 3:00 PM.

Besides this Management Proposal (“Proposal”) a Manual for Participation in the EGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

(a) TO FIX the number of members that will compose the Board of Directors of the Company;

(b) ELECT two (2) new members to compose the Company's Board of Directors; and

(c) As a result of the resolution in the previous item, CONFIRM the composition of the Company's Board of Directors.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved on our EGM, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Best regards

Deborah Stern Vieitas

Chairman of the Board of Directors

2. Call Notice

[to be published in the newspaper "Valor Econômico" in editions of June 03, 04 and 06 2026]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

CALL NOTICE - EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting ("EGM") to be held on July 02, 2026, at 3:00 P.M., at the Company's headquarters, located at Avenida Presidente Juscelino Kubitschek nº 2041 – mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve on the following Agenda:

(a) TO FIX the number of members that will compose the Board of Directors of the Company;

(b) ELECT two (2) new members to compose the Company's Board of Directors; and

(c) As a result of the resolution in the previous item, CONFIRM the composition of the Company's Board of Directors.

Observations for participation and Voting during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

In person - The shareholders or their legal representatives shall present themselves for the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventy-two (72) hours before the EGM is held;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204/24, the Company understands that holding the EGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision-making. In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures.

In this sense, the Company recommends and encourages the participation of its shareholders in its Meetings, using the various participation channels made available, whether through the use of remote voting instruments, through the available electronic means or even by sending written votes to the Company or granting standardized proxies with voting instructions, in accordance with the instructions made available in the Management Proposal for the Extraordinary General Meeting of July 02, 2026.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%;

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares; and

3. The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CVM – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, June 02, 2026.

Deborah Stern Vieitas

Chairman of the Board of Directors.

3. Shareholder participation in the EGM

Santander Brasil's shareholders may participate in the EGM in person, by a duly constituted attorney-in-fact, as specified in item 3.2 below, or by Remote Voting.

Shareholders will be required to provide the following documents to participate in the EGM:

Natural person:	• Photo ID1 (original or notarized) • proof of ownership of the shares issued by the Company, issued by the depositary and/or custodian financial institution (original or authenticated)
Legal entity:	• corporate documents proving the shareholder's legal representation (original or certified copy)[2] • Identity document of the legal representative with photo (original or certified copy)
Investment fund

• identity document of the legal representative of the Investment Fund administrator (or the manager, as the case may be) with photo (original or copy);

• a simple copy of the fund's latest consolidated bylaws and the bylaws or articles of association of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of directors and/or power of attorney)

3.1. In-Person Participation

Santander Brasil's shareholders may participate in the EGM by attending the place where it is held and declaring their vote, according to the types of shares they hold (common and/or preferred) and the matters to be voted on.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the EGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for resolution.

3.2. Participation by Proxy

The shareholder may be represented at the EGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quota holders.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the EGM is held.

1 The following documents may be presented: (i) General Registry Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Body Card valid as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) national driver's license (CNH) with photo.

2Bylaws/Articles of Association and Minutes/Instruments of election of legal representatives registered with the competent body.

However, to facilitate shareholders' access to the EGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held.

In the case of submitting documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the EGM is held.

In case the Shareholder is unable to attend the EGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above.

The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A – Vila Nova Conceição - São Paulo – SP, 26th floor – Company’s Investor Relations, email: ri@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 26 et seq. of CVM Resolution No. 81/22, as amended, the Company's shareholders may also vote at general meetings by means of remote voting, to be formalized through the "remote voting ballot" (Boletim), the model of which is available in the Corporate Governance area of the Investor Relations website of Santander Brasil (www.ri.santander.com.br) or on the website of the Brazilian Securities and Exchange Commission (CVM) (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)       Submittal of the Ballot to Custody agents or Central Depository

The Shareholder who chooses to exercise the remote vote through its respective custody agent ("Custodian") shall transmit its voting instructions in compliance with the rules determined by the Custodian, who shall forward such voting statements to the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão or directly forward the voting instructions to the Central Depositary observing the rules determined by B3 S.A. - Brasil, Bolsa, Balcão. Shareholders must contact their respective Custodians and Central Depository to verify the procedures established by them for issuing voting instructions via ballot, as well as the documents and information required for this purpose.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 06/29/2026 (including), unless defined otherwise by them.

(II)       Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number).

The documents shall be sent to the Bookkeeper within 4 days before the date of the EGM, in other words, by 06/29/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 06/29/2026 (including).

Ballots received by the Bookkeeper after 06/29/2026 shall be disregarded.

(III)       Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

•	Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

•	Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

•	Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

The documents shall be sent to the Company within 4 days before the date of the EGM, in other words, by 06/29/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitschek, 2041 – Bloco A - 26th floor – Vila Nova Conceição - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 06/29/2026 (including).

Ballots received by the Company after 06/29/2026 shall be disregarded.

General Information:

➢    in accordance with Article 44 of CVM Resolution nº 81, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢    upon termination of the deadline for remote voting, in other words, by 06/30/2026 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADR holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. Matters to be deliberated at the EGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM. According to the Call Notice made available to the shareholders, our EGM shall take resolutions regarding the following matters of the Agenda:

4.1 FIX the number of members that will compose the Board of Directors of the Company

Pursuant to the paragraph 1 of article 14 of the Company's Bylaws, at the General Meeting whose purpose is to resolve on the election of members of the Board of Directors, the shareholders shall initially establish the effective number of members of the Board of Directors to be elected.

In this sense, the controlling shareholders propose that the number of members to compose the Board of Directors for the term until the investiture of those elected at the Company's Ordinary General Meeting of 2027 be fixed at 13 (thirteen) members.

4.2 ELECT two (2) new members to compose the Company's Board of Directors

After complying with the applicable governance approvals, with a favorable opinion from the Nominating and Governance Committee, the Company proposes to the EGM the election for a supplementary term that will remain in effect until the investiture of those elected at the Company's Ordinary General Meeting of 2027, the following candidate appointed by the controlling shareholders to compose the Company's Board of Directors:

Name	Position
Márcio de Andrade Schettini	Independent Director
Oscar Rodríguez Herrero	Independent Director

The candidates have well-established career trajectories in the financial sector, possess the essential competencies to join Santander Brasil's Board of Directors, and will bring to the Board a robust combination of executive leadership, international experience, and deep knowledge of the financial services industry.

The information related to the proposed election, pursuant to the item I of article 11 of CVM Resolution 81/22, can be found in this Management Proposal on Annex II of this Proposal.

4.3. As a result of the resolution in the previous item, CONFIRM the composition of the Company's Board of Directors.

Once the previous item is approved, the Management proposes confirmation of the composition of the Company's Board of Directors with a term of office that will be in force until the investiture of those elected at the Company's 2027 Ordinary General Meeting, which is:

Name	Position
Deborah Stern Vieitas	Chairwoman (Independent)
Javier Maldonado Trinchant	Vice-Chairman
Antonio Carlos Quintella	Independent Director
Cristiana Almeida Pipponzi	Independent Director
Cristina San Jose Brosa	Director
Deborah Patricia Wright	Independent Director
Ede Ilson Viani	Director

Márcio de Andrade Schettini (*)	Independent Director
Mario Roberto Opice Leão	Director
Nitin Prabhu	Director
Oscar Rodríguez Herrero (*)	Independent Director
Pedro Augusto de Melo	Independent Director
Vanessa de Souza Lobato Barbosa	Director

(*) with effectiveness subject to approval by the Central Bank of Brazil (BACEN).

EXHIBIT I:
TEMPLATE OF POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/MF under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/MF under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Extraordinary General Meeting to be held, on first call, on July 02, 2026, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(a)        FIX the number of members that will compose the Board of Directors of the Company.

( ) In favor ( ) Against ( ) Abstention

(b)        ELECT two (2) new members to compose the Company's Board of Directors.

( ) In favor ( ) Against ( ) Abstention

(c)        As a result of the resolution in the previous item, CONFIRM the composition of the Company's Board of Directors.

( ) In favor ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above.

[Location], [day] of [month] 2026.

_____________________________________________

[Signature of the Party]

EXHIBIT II

PROPOSAL FOR ELECTION OF MEMBERS TO THE BOARD OF DIRECTORS

(Items 7.3 to 7.6 of the Reference Form)

Name	Márcio de Andrade Schettini
Date of birth	05/22/1964
Profession	Engineer
CPF or passport number	662.031.207-15
Elected office held	Independent Director
Election date	07/02/2026
Inauguration Date	After approval of the Brazilian Central Bank
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	N/A
Professional Experience / Independence Criteria:	Mr. Schettini is Brazilian, born on May 22, 1964. He holds a bachelor’s degree in Electrical Engineering and a master’s degree in Business Administration from PUC-Rio, where he also specialized in systems and mathematical modeling. He also holds a master’s degree in Finance from SOAS, University of London, and completed the Owner/President Management (OPM) program at Harvard University. He is the Founding Partner and CEO of Coruja Capital, a financial services firm focused on providing integrated solutions for companies and their owners. He has more than three decades of experience in the financial sector, with a career at Itaú Unibanco, where he served as CEO of the Retail Division, member of the Executive Committee and the Senior Committee, as well as COO of technology and operations, and participated in digital banking initiatives, including the launch of iti. At Coruja Capital, he leads the expansion of the business into a broader financial services platform, including private equity and credit.
Description of other positions or functions	N/A
Convictions	Mr. Schettini declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

Name	Oscar Rodríguez Herrero
Date of birth	10/04/1971
Profession	Administrator
CPF or passport number	060.185.177-36
Elected office held	Independent Director
Election date	07/02/2026
Inauguration Date	After approval of the Brazilian Central Bank
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	N/A
Professional Experience / Independence Criteria:	Mr. Rodríguez is Spanish, born on October 4, 1971. He holds a degree in Business Administration from CUNEF (Spain) and an MBA from the Kellogg School of Management (Northwestern University). He serves as an Independent Board Member at the National Bank of Greece and served from 2024 to 2026 as an Independent Board Member of XP Inc., where also participated on the Audit, Risk, and Strategy Committees, with a strong role in risk oversight. He is also a Senior Advisor at Cambridge Family Enterprise Group, advising family businesses on governance, strategy, and portfolio optimization. He previously served as an Independent Advisor to the Board and Executive Risk Committees at Nubank, contributing to risk appetite definition and the strengthening of risk management practices. At Santander Group, he held senior leadership roles, including Chief Risk Officer of Global Corporate Banking and Executive Vice President at Banco Santander Brasil in the period between 2008 and 2015, with responsibilities over large credit portfolios and risk governance. He began his career at McKinsey & Company, working on strategic and operational projects.
Description of other positions or functions	N/A
Convictions	Mr. Rodríguez declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

7.5 Family relationships

There is no marital relationship, stable union or kinship up to the second degree between the issuer's administrators; between the issuer's administrators and administrators of the issuer's direct or indirect subsidiaries; between administrators of the issuer or its direct or indirect subsidiaries and the issuer's direct or indirect controllers; and administrators of the issuer and administrators of the issuer's direct or indirect subsidiaries.

7.6 Subordination, service provision or control relationships

Regarding the subordination item, Santander Brasil has 3 (three) members of the Board of Directors who also hold positions in the Santander Spain Group, namely: Javier Maldonado Trinchant, Cristina San Jose Brosa and Nitin Prabhu.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 2, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer